UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-39301

Lion Group Holding Ltd.

not Applicable
(Translation of registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

 Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay
Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Unless we otherwise specify, when used in this Form 6-K the terms “we” and the “Company” refer to Lion Group Holding Ltd and its subsidiaries.

On January 6, 2021, the Company entered into a binding strategic cooperation framework agreement (the “Strategic Cooperation Agreement”) with Mr. Yao Yongjie (“Mr. Yao”), a leader in the global blockchain industry and the chairman of the board of directors of a public listed company on the Hong Kong Stock Exchange, Grandshores Technology Group Limited (stock code: 1647). The Strategic Cooperation Agreement has been approved by the board of directors of the Company. Closing of the transactions contemplated in the Strategic Cooperation Agreement will be subject to customary conditions, including regulatory approvals.

According to the Strategic Cooperation Agreement, the Company and Mr. Yao will each use their respective capital, platform and resources to jointly set up a fund of not more than US$800 million to jointly promote the development and the industry environment of blockchain technology. The fund will invest, without limitation, in mine construction, mining and its upstream and downstream industries of digital currencies such as Bitcoin and Ethereum.

According to the Strategic Cooperation Agreement, the Company engages Mr. Yao as the chief technical adviser to provide technical advice and consultancy service in blockchain industry and the Company grants to Mr. Yao options (the “call options”) to subscribe for 6 million Class A American Depositary Shares of the Company (“ADSs”) at a price fixed at US$2 per share. Within 24 months of the signing of the Strategic Cooperation Agreement, Mr. Yao may exercise the right to subscribe for such shares by tranches if the following conditions are met:

(i) if the closing price of the shares in the Company exceeds US$3 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(ii) if the closing price of the shares in the Company exceeds US$5 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options;

(iii) if the closing price of the shares in the Company exceeds US$7.50 per share for 3 consecutive trading days, Mr. Yao may exercise 2 million call options.

The Strategic Cooperation Agreement is included as an exhibit to this Form 6-K.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, the Company’s plan to form strategic cooperation partnerships and collaborate and promote the development and the industry environment of blockchain technology with Mr. Yao, comments by management about the success and benefit of the Company’s strategic cooperation partnerships, and about blockchain technology. All statements other than statements of historical fact in this Form 6-K are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Strategic Cooperation Agreement between Lion Group Holding Ltd. and Yao Yongjie, dated January 6, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2021	LION GROUP HOLDING LTD.

	By:	/s/ Chunning Wang
	Name:	Chunning Wang
	Title:	Chief Executive Officer and Director

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